Black Tusk Minerals Inc.
7425 Arbutus Street
Vancouver, British Columbia
Canada V6P 5T2

November 20, 2009

H. Roger Schwall Assistant Director Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street, N.W. Washington, D.C. 20549-4528
Re:	Responses to the Securities and Exchange Commission

Staff Comments dated November 13, 2009, regarding

Black Tusk Minerals Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 29, 2009

File Number 333-162225

Dear Mr. Schwall:

This letter responds to the staff’s comments set forth in the November 13, 2009 letter to Black Tusk Minerals Inc. (the "Company") regarding the above-referenced Registration Statement.  The Registrant filed Amendment No. 2 to its Registration Statement to address the Staff's comments. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Exhibit 5.1

Staff Comment No. 1.

Counsel must opine on the legality of the equity securities under the laws of the state in which the registrant is incorporated. Please revise the legality opinion to opine on Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution, and reported judicial decisions interpreting these laws.

Black Tusk’s Response:

The Company’s legal counsel has revised their opinion accordingly to opine on the legality of the equity securities under “applicable laws of the State of Nevada, including the Nevada Constitution, all applicable provisions of Nevada statutes and reported judicial decisions interpreting those laws.” Please see Exhibit 5.1 to Amendment No. 2 of the Company’s Registration Statement on Form S-1 (File No. 333-162225) filed with the Securities and Exchange Commission on November 20, 2009.

H. Roger Schwall

November 20, 2009

Staff Comment No. 2.

We note the assumption contained in the second paragraph of the legality opinion that “such agreements or instruments are the valid, binding and enforceable obligations of such parties.” The opinion appears to assume the issues upon which counsel is being asked to opine. It is inappropriate for counsel to assume material facts underlying the opinion. Please revise accordingly.

Black Tusk’s Response:

The Company’s legal counsel has revised their opinion accordingly by deleting the assumption contained in the second paragraph of their legality opinion that “such agreements or instruments are the valid, binding and enforceable obligations of such parties.” Please see Exhibit 5.1 to Amendment No. 2 of the Company’s Registration Statement on Form S-1 (File No. 333-162225) filed with the Securities and Exchange Commission on November 20, 2009.

* * * * *

We affirm the aforementioned statements.

Thank you for your review of the revised filing. If you should have any questions regarding the Registration Statement or our response letter, please do not hesitate to contact me at (778) 999-2575.

Sincerely,

Black Tusk Minerals Inc.

/s/ Gavin Roy

Gavin Roy

President

cc:	Kenneth G. Sam, Esq.